6/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

02044145

For the month of June 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 28th June, 2002

....

Apostolos Tamvakakis
Deputy Governor

NOT FOR RELEASE OR DISTRIBUTION IN THE US

ANNOUNCEMENT

NATIONAL BANK OF GREECE (NBG) announces that on June 25, 2002 its U.K. subsidiary NBG Finance plc, proceeded with the issuance of € 750 subordinated notes guaranteed by NBG (the "Notes") pursuant to a Global Medium Term Note Program. The maturity is set for June 25, 2012 with the issuer's option to redeem it not earlier than June 25, 2007. The Notes will be treated as lower Tier II capital of the NBG Group.

The Notes will pay a quarterly coupon of 3-month Euribor+80bps for the first five years. The Notes have already been listed on the Luxembourg Stock Exchange, and are rated Baa1 by Moody´s Investors Services Limited and BBB by Standard & Poor´s.

This announcement does not constitute an offer for sale of the Notes in the United States or in any other jurisdiction. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an available exemption from such registration.

Stabilisation/FSA

Athens, June 27, 2002

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

NATIONAL BANK OF GREECE

NATIONAL BANK OF GREECE GROUP

NOT FOR RELEASE OR DISTRIBUTION IN THE U.S.

Athens, 28 June 2002

The boards of directors of National Bank of Greece and ETEBA (National Investment Bank for Industrial Development) met today and decided to seek approval for the merger of the two institutions from their respective General Meetings of shareholders. The merger will be effected in accordance with the provisions of article 16 of Law 2515/97, as amended by Law 2744/99, and of the Companies Act 2190/1920, with the absorption of ETEBA by National Bank of Greece.

The share exchange ratio will be determined and submitted for approval by the two boards of directors at the earliest possible opportunity.

The merger of the two banks represents a further step towards the ongoing enhancement of the structure of the NBG Group and its alignment with the conditions and demands of the international and domestic markets. For the Group, the absorption of ETEBA by the parent company will bring significant benefits derived from improved utilisation of ETEBA's human resources, know-how, and leading position within its market sector.

The key benefits of the merger are:

- Realisation of synergies, rationalisation of the potential of the Group's investment banking personnel, and reduced operating costs via economies of scale, particularly in the area of investment in infrastructure and modernisation.
- Enhancement of NBG's presence in the advisory services sector, in segments such as project finance, mergers and acquisitions, and underwriting services where ETEBA has acquired substantial experience and know-how. At the same time, NBG's strong

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

capital base will enable it to undertake levels of risk that have been beyond the capacity of a company the size of ETEBA.

- Strengthening of the Bank's operations in fund management for institutional customers via the consolidation of the portfolios of both ETEBA and NBG.
- Harmonisation of NBG's strategy with the global trend of bringing investment banking activities within the fold of the parent company instead of providing such services via separate subsidiaries.

The merger will be effected as of 31 December 2001 under the pooling of interest method by reference to the audited financial statements of the two institutions at that date.

Furthermore, the boards of directors of National Bank of Greece and Banque Nationale de Grèce, NBG's subsidiary domiciled in France, decided to merge the two organisations via absorption of the latter by NBG and, at the same time, to establish a branch of National Bank of Greece in Paris.

This change in the profile of NBG in the French market marks a further step in the Bank's strategy to streamline its structures and activities abroad. It will improve efficiency via the rationalisation of resources, and enhance the Group's activity in the international financial centre of the French capital, with the new branch's operations underpinned by NBG's strong capital base.